Response Biomedical Closes $12 Million Financing

Five Former Directors and Officers of ID Biomedical Join Response Board

Vancouver, British Columbia, March 30, 2006 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has closed private placements raising gross proceeds of $12 million. The financing is comprised of a $10 million brokered private placement, and a $2 million non-brokered private placement which was previously announced on December 14, 2005. With the closing of the financing, Response Biomedical also announced the appointment of five former Directors and Senior Executives of ID Biomedical Corporation to Response Biomedical’s Board of Directors. Effective immediately, Dr. Anthony Holler, Mr. Todd Patrick, Dr. Richard Bastiani, Mr. Richard Bear and Mr. Ian Webb, former Chief Executive Officer, President and Chief Operating Officer, Chairman of the Board, Chief Financial Officer, and Director, respectively, of ID Biomedical Corporation have joined the Company’s Board. Dr. Bastiani has agreed to serve as the Company’s new Chairman of the Board.

"I am pleased to welcome the new Directors to Response Biomedical. This group has an impressive track record of working together to take an early-stage biotech company and grow it into a world class commercial success," said Bill Radvak, President and Chief Executive Officer of Response Biomedical. "The proceeds of this financing significantly improve the Company’s balance sheet and provide capital to enable the continued execution of our business strategy for RAMP, including exploiting opportunities we see in rapid clinical cardiovascular and infectious disease testing."

ID Biomedical Corporation was one of Canada’s largest biotechnology companies prior to its acquisition by GlaxoSmithKline for in excess of $1.7 billion. Dr. Holler and Mr. Patrick were appointed to the senior management positions of ID Biomedical in 1998 and led the transformation of the company from a small DNA diagnostic company to a vaccine company. They developed and executed a strategic plan which built ID Biomedical into one of the world’s most successful vaccine development companies.

“I am excited to become a long-term shareholder and Director of Response Biomedical, particularly at this stage in the Company’s development,” said Dr. Anthony Holler. “This management team has demonstrated RAMP’s market leading performance across product lines, attracted top-tier international development partners, and is now focused on executing key sales and marketing partnerships to increase revenues and to build shareholder value.”

The appointment of the new Directors coincides with the resignation of former Directors including Mr. David Turner, Mr. Sidney Braginsky, Mr. William Moffitt, Mr. Dominique Merz, and Mr. Ross MacLachlan. “On behalf of the Company’s senior management team, employees and shareholders, I would like to acknowledge the collective efforts and contributions of the former Board members," added Mr. Radvak.

About the New Board Members:

Dr. Anthony F. Holler was one of the original founders of ID Biomedical and was a member of its Board of Directors since inception. Dr. Holler held a number of executive positions with ID Biomedical including President and Chief Executive Officer. Dr. Holler also serves as Chairman of the Board of Medsurge Medical Products Corporation. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons.

Mr. Todd Patrick joined ID Biomedical in 1994 as the President of its then newly-created vaccine subsidiary, ID Vaccine. At that time, the parent company, ID Biomedical, was spending almost all of its resources on diagnostic product development and had a market capitalization of approximately $50 million. In 1999, Mr. Patrick was appointed President and Chief Operating Officer of ID Biomedical and with Dr. Holler, was charged with building the company’s capabilities in vaccine development. Prior to joining ID Biomedical, Mr. Patrick was employed by the University of California, Los Angeles (UCLA) as the Director of the Office of Intellectual Property Administration, where he was responsible for the patenting and licensing of intellectual property arising out of UCLA.

Dr. Richard Bastiani, former Chairman of ID Biomedical, has an impressive track record in the life sciences industry with considerable operational expertise in developing and commercializing innovative technology, and building successful businesses. Dr. Bastiani has served on the board of Abaxis Inc, which specializes in point-of-care diagnostics, since September 1995. He is a director and co-founder of DiscoverRx, which is focused on high-throughput screening and proteomics products for pharmaceutical drug discovery. Previously, Dr. Bastiani was President of Dendreon, a biotechnology company developing cell-based therapies for treatment of cancer, until September 1999. For approximately 25 years, Dr. Bastiani held a number of positions, including President, of Syva Company in Palo Alto, California.

Mr. Ian Webb is a corporate partner at the Vancouver offices of Borden Ladner Gervais LLP. Mr. Webb was admitted to the British Columbia bar in 1982. He is a graduate of Osgoode Hall Law School at York University with a Bachelor of Laws in 1981. Prior to that, he received a Master of Science in Theoretical Physics from the University of Saskatchewan in 1976. Mr. Webb practices in the areas of corporate and securities law with an emphasis on the legal requirements of public companies. Mr. Webb is a former Director of ID Biomedical.

Mr. Richard Bear was the Chief Financial Officer of ID Biomedical. Prior to joining ID Biomedical in June, 2002, Mr. Bear was Vice President/General Manager of the interactive division of XO Communications, Inc. where he also held the position of Vice President of Finance. Prior to XO Communications, Mr. Bear was the Director of Finance for AT&T Wireless. During his nine years at AT&T wireless, Mr. Bear held various financial management positions. Mr. Bear received his degree in Business Administration from the University of Washington and is a Certified Public Accountant (CPA).

About the Financing:
The financing consisted of an aggregate total of 24,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant with a four-month hold period expiring on July 31, 2006. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. On the brokered private placement, the Company paid commissions of 7% cash and 7% warrants exercisable to purchase common shares at $0.62 per share for 24 months. A finder’s fee of $33,000 was paid on a portion of the non-brokered financing. The proceeds from the financing will be used for general working capital purposes, repayment of the US$1 million line of credit, capital equipment acquisitions required for the scale up of the Company’s manufacturing processes, and to expedite the commercialization of lead new product candidates.

Dr. Holler and Mr. Patrick each purchased 1,000,000 units of the private placement. Each new Board Member has been granted options to purchase 400,000 common shares in the Company, exercisable at $0.58 per share. In addition, Dr. Holler and Mr. Patrick each received 66,666 common shares of the Company in consideration for agreeing to join and assisting in the reorganization of the Company’s Board. Remaining directors have been granted an aggregate total of 532,500 options at an exercise price of $0.58, to replace a total of 532,500 options that expired in February, 2006. A total of 1,600,000 stock options held by the former Board members have been cancelled.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test

Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com